Exhibit 19.1

Ponce Financial Group

Insider Trading and Confidentiality Policy

Table of Contents

Introduction	3
Legal Background	3
Provisions Regarding Transactions in the Company’s Securities	5
A. Prohibitions for All Insiders	5
B. Prohibitions and Procedures for Section 16 Reporting Persons and Designated Individuals	6
C. Pre-Clearance of Trading by Section 16 Reporting Persons and Designated	7
Individuals	7
D. Exceptions to the Prohibitions on Trading	8
PROVISIONS REGARDING THE USE, DISCLOSURE AND PROTECTION OF MATERIAL, NON-PUBLIC INFORMATION	8
Reporting of Violations	9
CERTIFICATION	10

Introduction

This Policy applies to all members of the Company’s Board of Directors, director emeriti and employees, as well as members of such persons’ immediate families and households. All references in this Policy to employees of the Company should be read to include all such persons listed in the preceding sentence. As a public company, Ponce Financial Group (“PFG”) is subject to various federal and state laws and regulations governing trading in its securities. It is the policy of Ponce Financial Group and its subsidiaries and affiliates (the “Company”) to comply fully, and to assist its employees in complying fully, with these laws and regulations. The Company depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy. This Policy provides procedures and guidelines with respect to transactions in the Company’s securities, the protection of material, non-public information and the standard of conduct expected of the Company’ s employees in this highly sensitive area. It is the personal obligation and responsibility of each employee to act in a manner consistent with this Policy.

Legal Background

"Insider trading" is a top enforcement priority of the Securities and Exchange Commission (" SEC"), the NASDAQ Global Select Market (“NASDAQ”) and the Department of Justice. Criminal prosecutions for insider trading are commonplace and may result in fines and/or imprisonment.

What is insider trading? The prohibition against such trading generally is understood to prohibit (1) trading on the basis of material, non-public information, (2) disclosing or “tipping” material, non-public information to others or recommending the purchase or sale of securities on the basis of such information or (3) assisting someone who is engaged in any of the above activities.

Who is an insider? The term "insider" applies to all directors and executive officers of the Company and certain designated employees of the Company and its subsidiaries who in the ordinary course of the performance of their duties have access to material, nonpublic information regarding the Company. An individual can be considered an insider for a limited time with respect to certain material, non-public information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.

This policy also applies to the following persons (collectively, these persons and entities are referred to as “Affiliated Persons”):

• all family members who reside with an insider, anyone else who lives in an insider’s household, and any family members who do not live in an insider’s household but whose transactions in company securities are directed by the insider or are subject to the influence or control of the insider (such as parents or children who consult with the insider before they trade in company securities). An insider is responsible for the transactions of these other persons and therefore should make them aware of the need to confer with the insider before they trade in the Company’s securities;

• all trusts, family partnerships and other types of entities formed for the benefit of the insider or the insider’s family members over which the insider has the ability to influence or direct investment decisions concerning securities;

• all persons who execute trades on behalf of the insider; and

• all investment funds, trusts, retirement plans, partnerships, corporations and other types of entities over which the insider has the ability to influence or direct investment decisions concerning securities.

What is material, non-public information? Information is generally deemed to be "material" if there is a substantial likelihood a "reasonable investor" would rely on it in deciding to purchase, sell or hold a security to which the information relates. As a practical matter, materiality often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:

• Financial results;

• Projections of future results or other guidance;

• Major proposed or pending acquisitions, investments or divestitures;

• Significant project or product developments;

• Changes in key personnel, management or the board of directors;

• Changes in dividends;

• Stock splits;

• Stock buy-backs;

• New equity or debt offerings;

• Positive or negative developments in outstanding significant litigation;

• Events that may result in the creation of a significant reserve or write-off or other significant adjustments to the financial statements;

• Actual or threatened significant litigation or inquiry by a governmental or regulatory authority; and

• Any other facts which might cause the Company’s financial results to be substantially affected.

"Non-public" information is any information that has not been previously disclosed and is not otherwise available to investors generally. Filings with the SEC and press releases are generally regarded as public information. Information about undisclosed financial results or a possible merger, acquisition, or other material development, whether concerning the Company or otherwise, and obtained in the normal course of employment or through a rumor, tip or just "loose talk", is not public information. Information should be considered “non-public” until the beginning of the third (3rd) Trading Day (as defined below) after such information has been disseminated widely to the general public through press releases, news tickers, publication in a widely available newspaper, SEC filings or other widely disseminated means. For purposes of this Policy, a “Trading Day” shall mean a day on which the NASDAQ is open for trading.

Potential Criminal and Civil Liability and/or Disciplinary Action. The Securities Exchange Act of 1934, as amended (the "Exchange Act"), and specifically Rule 10b-5 of the Exchange Act, makes it unlawful for any person to make false statements or omit to state material facts in connection with the purchase or sale of any security. There are no limits on the size of a transaction that will trigger insider trading liability. In the past, relatively small trades have resulted in SEC investigations and lawsuits. Individuals found liable for insider trading face penalties of up to three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally, plus collect other damages. In addition, the Company (and its executive officers and directors) could itself face penalties of the greater of $1 million or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or a criminal penalty of up to $25 million for failing to take steps to prevent insider trading. Without regard to the civil or criminal penalties that may be imposed by others, violation of this Policy and its procedures may subject an individual to company- imposed sanctions and disciplinary actions, including ineligibility for future participation in the Company’s equity incentive plans and/or dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. The procedures regarding securities trading outlined below are designed to deter and, where possible, to prevent such improper trading.

If a particular transaction (or groups of transactions) is/are challenged by enforcement authorities, it will be viewed with the benefit of hindsight. It is in the best interest of any covered person to give careful thought to whether any facts and circumstances exist that could raise suspicions about the propriety of the proposed transaction after the fact.

Provisions Regarding Transactions in the Company’s Securities

The following provisions apply to all transactions, direct or indirect, in all of the Company’s securities, including those shares of common stock that may be held in any Company 401(k) retirement savings plan, pension plan, retirement plan, other similar plans or any such similar plan that the Company may adopt in the future.

This special trading restrictions set forth in this Policy continue to apply to insiders following the termination of any such insider’s service to or employment with the Company until any material, nonpublic information possessed by such insider has become public or is no longer material.

A. Prohibitions for All Insiders:

No Trading on Material, Non-Public Information. No director, officer or employee who is aware of any material, non-public information concerning the Company or a third-party with whom the Company does business, shall engage in any transaction in the Company’s or such third-party’s securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non-public information and ending at the beginning of the third (3rd) Trading Day following the date of public disclosure of that information. After termination of employment, any employee who is in possession of material, nonpublic information is prohibited from trading in Company securities until that information has become public or is no longer material.

No Tipping. No director, officer or employee shall disclose (“tip”) material, non-public information to any other person where such information may be used by such person to his or her benefit by trading in the securities of the company to which such information relates, nor shall an employee make any recommendations or express any opinions as to trading in the Company’s securities to any other person on the basis of material, non-public information.

No Short Sales. No director, officer or employee shall engage in the short sale of the Company’s securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter (a “short against the box”). Short sales of the Company's securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance.

No Investments in Derivatives of the Company’s Securities. No director, officer or employee shall invest in Company-based derivative securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and the like. However, holding and exercising stock options, restricted stock units or other derivative securities granted under the Company’s equity compensation plans is not prohibited by this Policy.

No Hedging or Pledging. Our executive officers and directors are prohibited from hedging or pledging any Company securities that they hold directly. In addition, our officers and directors are prohibited from engaging in short sales of our stock and may not hedge or pledge equity compensation.

No Margin Purchases. No director, officer or employee shall purchase the Company’s securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank or other entity in order to purchase the Company’s securities (other than in connection with “cashless” exercises of stock options under the Company’s equity compensation plans).

401(k) Plan. This Policy does not apply to purchases of Company stock in its 401(k) plan resulting from periodic contributions of money pursuant to a payroll deduction election. The Policy does apply, however, to certain elections made under the Company’s 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, ( c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the Company stock fund balance and (d) an election to pre-pay a plan loan if the pre- payment will result in allocation of loan proceeds to the Company stock fund.

B. Prohibitions and Procedures for Section 16 Reporting Persons and Designated Individuals:

The following prohibitions and procedures apply to Section 16 Reporting Persons (as defined below) and certain other employees that may be designated by the Company from time to time (“Designated Individuals”). “Section 16 Reporting Persons” are members of the Company’s Board of Directors, director emeriti and certain executive officers, who are subject to the reporting and “short-swing profit” liability provisions of Section 16 of the Exchange Act. Under special circumstances, certain employees who are not Section 16 Reporting Persons or Designated Individuals may gain access to material, non- public information and the Company, in its discretion, may determine that such employees may also be subject to the below listed prohibitions and procedures. Such employees will be notified of such status and will be subject to the below listed prohibitions and procedures for such period of time as the Company deems appropriate.

No Trading During Black-Out Periods. Section 16 Reporting Persons, Designated Individuals, as well as their respective Affiliated Persons are subject to black-out periods during which they are prohibited from conducting any transactions involving the Company’s securities. Each black-out period begins at the close of the market on the fourteenth (14th) day prior to the close of any fiscal quarter and ends at the open of the market on the third (3rd) Trading Day following the release of the Company’s quarterly or annual financial results for that particular quarter (the “Black-Out Period”). The prohibition against trading during the Black- Out Period also prohibits the fulfillment of “limit orders” by any broker for such Section 16 Reporting Person, Designated Individual or their respective Affiliated Persons, and the brokers with whom any such “limit order” is placed must be informed of such prohibition at the time such “limit order” is placed. Notwithstanding the foregoing, a transaction may be exempt from this prohibition if it is made pursuant to a written trading plan that has been approved in writing in advance of a Black-Out Period while the employee was not in possession of material non-public information by PDL Community Bancorp and that meets all of the requirements of the SEC’s rules and regulations, including Rule 10b5-1 of the Exchange Act. The Black-Out Period restriction may be waived in individual cases at the discretion of PDL Community Bancorp. Additional black-out periods may be implemented with regard to certain employees or groups from time to time who are in possession of non-public information regarding potentially significant matters.

No Trading in the Company’s Securities on a Short-Term Basis. Any Company securities purchased on the open market by a Section 16 Reporting Person, Designated Individual or their respective Affiliated Persons must be held for a minimum of six (6) months. Note that the SEC’s short swing profit rules already penalize Section 16 Reporting Persons who sell any Company securities within six (6) months of a purchase by requiring such person to disgorge all profits to the Company whether or not such person had knowledge of any material, non-public information. Same day “cashless” exercises of stock options are not subject to this prohibition, provided that there were no previous purchase transactions on the open market within six (6) months of the exercise date.

C. Pre-Clearance of Trading by Section 16 Reporting Persons and Designated

Individuals

If a Section 16 Reporting Person, Designated Individual or their respective Affiliated Persons is contemplating a transaction in the Company’s securities, the proposed transaction must be pre-cleared with either the Chief Executive Officer or the Chief Financial Officer or their designee, even if the proposed transaction is to take place outside of the Black-Out Period. If the transaction is cleared to proceed, the Chief Financial Officer will assist a Section 16 Reporting Person in complying with Section 16 and, where applicable, Rule 144 of the Securities Act of 1933, as amended.

IT SHOULD BE NOTED THAT ANY PERSON WHO POSSESSES MATERIAL, NON-PUBLIC INFORMATION, REGARDLESS OF WHETHER OR NOT IT IS WITHIN THE BLACK-OUT PERIOD OR NOT, SHOULD NOT ENGAGE IN ANY TRANSACTION INVOLVING THE COMPANY’S SECURITIES.

D. Exceptions to the Prohibitions on Trading

The only exceptions to this Policy’s prohibitions of trading in the Company’s securities as outlined above are the following:

1. Transactions under Company Plans – Exercises in stock options granted under the Company’ s equity compensation plans for cash; however, this exception does not include the subsequent sale of the shares acquired pursuant to the exercise of a stock option. In addition, the exercise of a tax withholding right under any equity awards under the Company’s equity compensation plans pursuant to which an employee has the Company withhold securities to satisfy tax withholding requirements is not covered by the prohibitions of this Policy.

2. Bona Fide Gifts – Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy. Whether a gift is truly bona fide will depend on the circumstances surrounding a specific gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.” For example, gifts to charities, churches or non-profit organizations would not be deemed to be “transactions.” However, gifts to dependent children followed by a sale of the “gifted securities” in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, may be deemed to be a “transaction” and not a “bona fide gift.” While these transactions are exceptions to this

Policy’s prohibitions on trading in the Company’s securities, a Section 16 Reporting Person, Designated Individual or their respective Affiliated Persons contemplating such a transaction should still pre-clear the proposed transaction with Ponce Financial Group.

PROVISIONS REGARDING THE USE, DISCLOSURE AND PROTECTION OF MATERIAL, NON-PUBLIC INFORMATION

All employees of the Company have ethical and legal responsibilities to maintain the confidentiality of material, non-public information.

Use and Disclosure of Material, Non-Public Information. As explained previously, under no circumstances may an employee use material, non-public information about the Company for his or her personal benefit. Moreover, except as specifically authorized or in the performance of regular corporate duties, under no circumstances may an employee release to others information that might affect the Company’s securities. Therefore, it is important that an employee not disclose material, non-public information to anyone, including other employees of the Company, unless the other employee needs to know such information in order to fulfill his or her job responsibilities. Under no other circumstances should such information be disclosed to anyone, including family, relatives or business or social acquaintances. In maintaining the confidentiality of the information, the individual in possession of such information shall not affirm or deny statements made by others, either directly or through electronic means, if such affirmation or denial would result in the disclosure of material, non-public information. If an employee has any doubt about whether certain information is non-public or material, such doubt should be resolved in favor of not communicating such information or trading without discussing with the assigned compliance officer or raising it with the Chief Financial Officer. Questions concerning what is or is not material, non- public information should be directed to the Chief Financial Officer.

Material, Non-Public Information Regarding Other Companies. In the ordinary course of doing business, employees may come into possession of material, non-public information with respect to other companies. An individual receiving material, non-public information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, non-public information about the Company. If the Company is in the process of negotiating a significant transaction with another company, employees are cautioned not to trade in the stock of that company if they are in possession of material, non-public information concerning such company. If an employee is not certain whether it is permissible to trade in the stock of such company, the employee should contact the Chief Financial Officer before making any trades.

Unauthorized Disclosure of Internal Information. Unauthorized disclosure of internal information about the Company may create serious problems for the Company whether or not the information is used to facilitate improper trading in securities of the Company. Therefore, it shall be the duty of each person employed or affiliated with the Company to maintain the confidentiality of information relating to the

Company or obtained through a relationship of confidence. Company personnel should not discuss internal Company matters or developments with anyone outside the Company, except as necessary in the performance of regular corporate duties.

Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information. When an employee is involved in a matter or transaction which is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of the Company or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:

1. Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;

2. Avoiding the discussion of confidential matters in areas where the conversation could possibly be overheard;

3. Not gossiping about Company affairs; and

4. Restricting the copying and distribution of sensitive documents within the Company.

Internet. Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on the Internet or by social media.

Inadvertent Disclosure of Material, Non-Public Information. If material, non-public information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to the Chief Financial Officer.

Inquiries Regarding Material, Non-Public Information. When an inquiry is received regarding information that may be material, it should be referred, without comment, to the Chief Financial Officer.

Reporting of Violations

Any person who believes that a violation of this policy has taken place shall report such violation promptly to the Chief Financial Officer.

Any questions concerning this Policy should be addressed to the Chief Financial Officer.

CERTIFICATION

I hereby acknowledge that the failure to observe this Policy could lead to significant penalties, including fines and/or imprisonment, and could have other serious consequences, including the termination of employment or service relationship with the Company.

I hereby certify that I have received, read and understood this Insider Trading and Confidentiality Policy, including its provisions on Insider Trading and Section 16 Reporting. I acknowledge that I had an opportunity to ask questions regarding the provisions of this policy and that any questions which I had were answered to my satisfaction. I further certify that I agree to abide by and conform to the requirements of this policy at all times during my employment or tenure as an Employee or Director and will ensure that all of my Affiliated Persons shall likewise abide by applicable provisions. I further acknowledge that the Company may rely upon the preceding certifications.

Employee’s or Director’s Signature Date

Employee’s or Director’s Name